July 20, 2011
VIA FACSIMILE AND EDGAR

Re:	Global Indemnity plc Registration Statement on Form S-3 Filed July 19, 2011 File No.: 333-175391
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director Johnny Gharib
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), as amended, Global Indemnity plc (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2 p.m., Washington, D.C. time, on July 21, 2011, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.
     The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Global Indemnity plc
By:	/s/ Thomas M. McGeehan
	Name:	Thomas M. McGeehan
	Title:	Senior Vice President and Chief Financial Officer